Mail Stop 3010

June 23, 2009

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Year Ended November 28, 2008**
> **Filed January 27, 2009**
> **Form 10-Q for the Period Ended March 27, 2009**
> **Filed May 6, 2009**
> **File No. 1-14965**

Dear Mr. Viniar:

We have read your supplemental response letter dated May 5, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 28, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

1.   We note your response to our prior comment 4 and reissue the comment. We note that the footnotes to the tables on page 156 of your Form 10-K and on page 31 of your Form 10-Q for the period ended March 27, 2009 do not discuss the specific significant inputs that became observable or unobservable. You refer to "reduced price transparency" but you do not provide a discussion of specific inputs. Please

tell us the specific significant inputs that became unobservable and observable for transfers into and out of Level 3, respectively, and please consider expanding your disclosure in future filings.

Provision for Taxes, page 83

2.   We note your response to our prior comment 6, and your discussion regarding your provision for taxes on page 104 of your Form 10-Q for the period ended March 27, 2009. Please include expanded disclosure in future filings to explain significant changes in your effective income tax rate, including expanded discussion of changes in geographic earnings mix and your expectations for future periods, where relevant.

Note 3. Financial Instruments

Derivative Activities, page 160

3.   We note your response to our prior comment 14. You told us that you actively hedge single name exposure vs. index exposure. Please tell us what consideration you gave to further breaking out your credit derivative tabular disclosure on page 161 by single name and index exposure.

4.   We note your response to our prior comment 16. In future filings please further consider disclosing the following:

- Quantify the notional amount and fair value of credit derivatives by type of counterparty for protection purchased from each type of counterparty and protection sold to each type of counterparty.
- Discuss the settlement triggers that are typical in your credit derivative portfolio as explained to us in your response.

5.   We note your response to our prior comment 17. Please include this disclosure regarding the breakdown of your credit derivatives between Level 2 and Level 3 of the fair value hierarchy in future filings.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant